M A Y E R B R O W N R O W E & M A W

February 9, 2006

Mayer, Brown, Rowe & Maw LLP

1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300

www.mayerbrownrowe.com

Peter H. White

Direct Tel (202) 263-3391
Direct Fax (202) 263-5391

pwhite@mayerbrownrowe.com

James Lopez, Esq. Office of Global Security Risk Securities and Exchange Commission Washington, D.C. 20549-5546

Re: EPMedSystems Our File No. 05127934

Dear Mr. Lopez:

I am writing to supplement my response dated December 22, 2005, to your letter dated August 31, 2005, in which you requested, among other items, information regarding EP MedSystems, Inc. (the "Company") operations in and sales of product into Syria. My letter of December 22 accurately stated that “there have been no sales to Iran for nearly two years and only one sale (which was lawful) to Syria.” Dec. 22, 2005 letter from Peter White to James Lopez, Esq., at 2.  The letter went on to state: “Though Company products were sold into Syria in 2002, management is unaware of any sales of Company products since May 14, 2004, the effective date of the sanctions that prohibit the export to Syria of U.S. products (except for food and medicine) without a license. The Company obtained a license for sales of Company products into Syria earlier this year, but no sales under that license have occurred to date.” Id. at 3.

I write to clarify any confusion that these two statements may have raised regarding the Company’s sales to Syria. In the Fall of 2005, the Company sold an EP WorkMate heart monitoring system into Syria pursuant to the Company’s license and in accordance with its export control procedures. The ultimate consignee was University Cardiovascular Surgical Center, Al-Muasat Hospital Ministry of Higher Education, Mazzeha Circle, Damascus, Syria. The product was shipped pursuant to BIS Export License No. D341057 (copy attached). The license was issued in August 12, 2005, and the order was picked up by the customer’s forwarding agent on September 30, 2005. I apologize for any confusion resulting from my prior correspondence with you.

Please do not hesitate to give me a call if you have any questions or concerns.

Sincerely,

/s/  Peter H. White

Peter H. White

 Attachment

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.

Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

EXPORT LICENSE D341057 VALIDATED: AUG 12 2005 EXPIRES: AUG 31 2007	UNITED STATES DEPARTMENT OF COMMERCE BUREAU OF INDUSTRY AND SECURITY P.O. Box 273, Ben Franklin Station Washington, DC 20044

---------------------------------------------------------------------------

THIS LICENSE AUTHORIZES THE LICENSEE TO CARRY OUT THE EXPORT TRANSACTION
DESCRIBED ON THE LICENSE (INCLUDING ALL ATTACHMENTS). IT MAY NOT BE
TRANSFERRED WITHOUT PRIOR WRITTEN APPROVAL OF THE OFFICE OF EXPORT
LICENSING. THIS LICENSE HAS BEEN GRANTED IN RELIANCE ON REPRESENTATIONS
MADE BY THE LICENSEE AND OTHERS IN CONNECTION WITH THE APPLICATION FOR EXPORT
AND IS EXPRESSLY SUBJECT TO ANY CONDITIONS STATED ON THE LICENSE, AS WELL AS
ALL APPLICABLE EXPORT CONTROL LAWS, REGULATIONS, RULES, AND ORDERS. THIS
LICENSE IS SUBJECT TO REVISION, SUSPENSION, OR REVOCATION WITHOUT PRIOR NOTICE.

APPLICANT CONTROL NUMBER: Z328478

EP MEDSYSTEMS, INC.	PURCHASER:
575 RI 73 NORTH, BLDG D	MEDTECH MEDICAL TECHNOLOGY
WEST BERLIN, NJ 08091	BAHSA COMMERCIAL MARKET, 1ST FLOOR
P.O. BOX 12213
DAMASCUS, SYRIA

ULTIMATE CONSIGNEE:	INTERMEDIATE CONSIGNEE:

UNIVERSITY CARDIOVASCULAR SURGICAL

CENTER AL-MUASAT HOSPITAL MINISTRY

OF HIGHER EDUCATION MAZZEHA CIRCLE

DAMASCUS, SYRIA

COMMODITIES:

TOTAL
QTY DESCRIPTION	ECCN	PRICE

1	MODEL: WM-02-562-EP, EP WORKMATE 56	EAR99	$70,000

WORKSTATION WITH STIMULATOR

TOTAL:	$70,000

THE EXPORT ADMINISTRATION REGULATIONS REQUIRE YOU TO TAKE THE FOLLOWING ACTIONS WHEN EXPORTING UNDER THE AUTHORITY OF THIS LICENSE.

A. RECORD THE EXPORT COMMODITY CONTROL NUMBER IN THE BLOCK

PROVIDED ON EACH SHIPPER'S EXPORT DECLARATION (SED).

B. RECORD YOUR VALIDATED LICENSE NUMBER IN THE BLOCK

PROVIDED ON EACH SED.

C. PLACE A DESTINATION CONTROL STATEMENT ON ALL BILLS OF LADING,

AIRWAY BILLS, AND COMMERCIAL INVOICES.

RIDERS AND CONDITIONS:

1. 1.	FOR MEDICAL OPERATION PROCEDURES, AS STATED IN THE LICENSE

APPLICATION. 2. APPLICANT MUST VERIFY DELIVERY AND INSTALLATION OF

THE ITEMS. AFTER THE FIRST SHIPMENT IS MADE AGAINST THIS LICENSE,

EXPORT LICENSE D341057 VALIDATED: AUG 12 2005 EXPIRES: AUG 31 2007	UNITED STATES DEPARTMENT OF COMMERCE BUREAU OF INDUSTRY AND SECURITY P.O. Box 273, Ben Franklin Station Washington, DC 20044

------------------------------------------------------------------------------------

SEND ONE COPY OF THE SHIPPER'S EXPORT DECLARATION OR AUTOMATED EXPORT SYSTEM (AES) RECORD, BILL OF LADING OR AIRWAY BILL (OR EQUIVALENT DOCUMENT IF EXPORTING FROM A THIRD COUNTRY) TO THE DEPARTMENT OF COMMERCE. ADDITIONALLY, WITHIN ONE YEAR OF THE DATE OF THIS LICENSE AND ANNUALLY THEREAFTER WHILE THE LICENSE REMAINS VALID, APPLICANT WILL SEND NOTICE ON THE LETTERHEAD OF THE APPLICANT, CONFIRMING DELIVERY OF THE AUTHORIZED ITEMS BY THE AUTHORIZED ULTIMATE CONSIGNEE TO THE AUTHORIZED END-USER LOCATION(S). INDICATE THE LICENSE NUMBER AND QUANTITY OF ITEMS ON EACH DOCUMENT AND SEND THESE DOCUMENTS TO THE DEPARTMENT OF COMMERCE'S BUREAU OF INDUSTRY AND SECURITY, CONDITION FOLLOW-UP, OPERATIONS SUPPORT DIVISION, 14TH STREET AND PENNSYLVANIA AVENUE, N.W., ROOM 2705, WASHINGTON, D.C. 20230, OR TO CONDITION FOLLOW-UP, OPERATIONS SUPPORT DIVISION, P.0. BOX 273, WASHINGTON, D.C. 20044, OR VIA E-MAIL AT EARREPTS@BIS.DOC.GOV. 3. EQUIPMENT MUST BE KEPT IN A SECURE LOCATION.

2.    APPLICANT MUST INFORM CONSIGNEE OF ALL LICENSE CONDITIONS.

3.    NO RESALE, TRANSFER, OR REEXPORT OF THE ITEMS LISTED ON THIS LICENSE IS
      AUTHORIZED WITHOUT PRIOR AUTHORIZATION BY THE U.S. GOVERNMENT.

4.    NO MILITARY END-USERS OR USES

5.    NO NUCLEAR, CHEMICAL, BIOLOGICAL, OR MISSILE RELATED END-USERS OR USES